                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. )*

                                 Strouds, Inc.
                                 -------------
                                (Name of Issuer)

                                  Common Stock
                          -----------------------------
                         (Title of Class of Securities)

                                   863451100
                                  ------------
                                 (CUSIP Number)


Mr. J. Ezra Merkin                    With a copy to:
Gabriel Capital, L.P.                 Robert M. Friedman, Esq.
450 Park Avenue, Ste. 3201            Shereff, Friedman, Hoffman & Goodman, LLP
New York, New York  10022             919 Third Avenue
(212) 838-7200                        New York, New York 10022
                                      (212) 758-9500
-------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               September 15, 1997
                     ---------------------------------------
                    (Date of Event which Requires Filing of
                                this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b) (3) or (4), check the following: [ ].

Note: One copy and an EDGAR version of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP No. 863451100                                         Page 2 of 11 Pages

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
                  Gabriel Capital, L.P.
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [X]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         WC
-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]

-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
-------------------------------------------------------------------------------
                       7       SOLE VOTING POWER

      NUMBER OF        --------------------------------------------------------
       SHARES          8       SHARED VOTING POWER
    BENEFICIALLY                    247,789
      OWNED BY         --------------------------------------------------------
        EACH           9       SOLE DISPOSITIVE POWER
      REPORTING
       PERSON          --------------------------------------------------------
         WITH          10      SHARED DISPOSITIVE POWER
                                   247,789
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                   247,789
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    [ ]
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                   2.90%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
                                   PN
-------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
               INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO
 ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
CUSIP No. 863451100                                         Page 3 of 11 Pages

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
                  Ariel Fund Limited
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [X]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         WC
-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]
-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         CAYMAN ISLANDS
-------------------------------------------------------------------------------
                       7       SOLE VOTING POWER

      NUMBER OF        --------------------------------------------------------
       SHARES          8       SHARED VOTING POWER
    BENEFICIALLY                    365,537
      OWNED BY         --------------------------------------------------------
        EACH           9       SOLE DISPOSITIVE POWER
      REPORTING
       PERSON          --------------------------------------------------------
         WITH          10      SHARED DISPOSITIVE POWER
                                   365,537
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                   365,537
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    [ ]
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                   4.28%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
                                   CO
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
               INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO
 ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
CUSIP No. 863451100                                         Page 4 of 11 Pages

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
                  Ariel Management Corp.
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [X]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         OO
-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]

-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
-------------------------------------------------------------------------------
                       7       SOLE VOTING POWER

      NUMBER OF        --------------------------------------------------------
       SHARES          8       SHARED VOTING POWER
    BENEFICIALLY                    365,537
      OWNED BY         --------------------------------------------------------
        EACH           9       SOLE DISPOSITIVE POWER
      REPORTING
       PERSON          --------------------------------------------------------
         WITH          10      SHARED DISPOSITIVE POWER
                                   365,537
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                   365,537
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    [ ]

-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                   4.28%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
                                   CO
-------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
               INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO
 ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
CUSIP No. 863451100                                         Page 5 of 11 Pages

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
                  J. Ezra Merkin
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [X]
                                                                        (b) [ ]

-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         OO
-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]

-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
-------------------------------------------------------------------------------
                       7       SOLE VOTING POWER

      NUMBER OF        --------------------------------------------------------
       SHARES          8       SHARED VOTING POWER
    BENEFICIALLY                    613,326
      OWNED BY         --------------------------------------------------------
        EACH           9       SOLE DISPOSITIVE POWER
      REPORTING
       PERSON          --------------------------------------------------------
         WITH          10      SHARED DISPOSITIVE POWER
                                   613,326
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                  613,326
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    [ ]

-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                   7.19%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
                                   IN
-------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
               INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO
 ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D



ITEM 1. SECURITY AND ISSUER

        Securities acquired:  Common Stock, $.0001 par value ("Common
                              Stock")

        Issuer:               Strouds, Inc.
                              780 South Nogales Street
                              City of Industry, California 91748

ITEM 2. IDENTITY AND BACKGROUND

        (a), (b), (c) and (f) This Schedule 13D is being filed jointly by Gabriel Capital L.P., a Delaware limited partnership ("Gabriel"), Ariel Fund Limited, a Cayman Islands corporation ("Ariel Fund"), Ariel Management Corp., a Delaware corporation ("Ariel"), and the Investment Advisor of Ariel Fund, and
J. Ezra Merkin ("Merkin"), the general partner of Gabriel. Merkin is also the sole shareholder, sole director and president of Ariel. Gabriel, Ariel Fund, Ariel and Merkin are hereinafter sometimes referred to collectively as the "Reporting Persons." The business address of each of Gabriel, Ariel and Merkin is 450 Park Avenue, New York, New York 10022 and the business address of Ariel Fund is c/o Maples & Calder, P.O. Box 309, Grand Cayman, Cayman Islands, British West Indies.

        Gabriel and Ariel Fund are private investment funds. Ariel and Merkin are private investment managers.

        Merkin is a United States citizen.

        See Item 5 for information regarding ownership of Common Stock.

        (d) and (e). During the past five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS

        Gabriel purchased an aggregate of 247,789 shares of Common Stock at an aggregate cost of $555,385.17 using its own funds. Ariel Fund purchased an aggregate of 365,537 shares of Common Stock at an aggregate cost of $819,286.33 using its own funds. See Item 5 and Schedule I hereto.

ITEM 4. PURPOSE OF THE TRANSACTION

        All of the shares of Common Stock reported herein were acquired for investment purposes. Each of the Reporting Persons may acquire or dispose of securities of the Issuer, including shares of Common Stock, directly or indirectly, in open-market or privately negotiated transactions, depending upon the evaluation of the performance and prospects of the Issuer by the Reporting Persons, and upon other developments and circumstances, including, but not limited to, general economic and business conditions and stock market conditions.

        Except for the foregoing, no Reporting Person has any present plans or proposals which relate to or would result in any of the actions or events described in paragraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Persons retain their respective rights to modify their plans with respect to the transactions described in this Item 4, to acquire or dispose of securities of the Issuer and to formulate plans and proposals which could result in the occurrence of any such events, subject to applicable laws and regulations.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        (a) and (b) Gabriel is the beneficial owner of 247,789 shares of Common Stock, for a total beneficial ownership of 2.90% of the outstanding shares of Common Stock.

        Ariel Fund is the beneficial owner of 365,537 shares of Common Stock, for a total beneficial ownership of 4.28% of the outstanding shares of Common Stock.

        Ariel, as Investment Advisor to Ariel Fund, has the power to vote and to direct the voting of and the power to dispose and direct the disposition of the 365,537 shares of Common Stock owned by Ariel Fund. Accordingly, Ariel may be deemed to be the beneficial owner of 365,537 shares of Common Stock, or 4.28% of the outstanding shares of Common Stock.

        As the General Partner of Gabriel, Merkin has the power to vote and to direct the voting of and the power to dispose and direct the disposition of the 247,789 shares of Common Stock owned by Gabriel. In addition, as the sole shareholder and president of Ariel, Merkin may be deemed to have the power to vote and to direct the voting of and the power to dispose and direct the disposition of the 365,537 shares of Common Stock owned by Ariel Fund. Accordingly, Merkin may be deemed to be the beneficial owner of 613,326 shares of Common Stock, or 7.19% of the outstanding shares of Common Stock.

        The number of shares beneficially owned by each of the Reporting Persons and the percentage of outstanding shares represented thereby, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The ownership of the Reporting Persons is based on 8,535,812 outstanding shares of Common Stock of the

Issuer as of July 11, 1997, as reported in the Issuer's Quarterly Report on Form 10-QSB for the period ended May 31, 1997.

        (c) Schedule I indicates the transactions effected by the Reporting Persons in the Common Stock during the past 60 days. Except as indicated, all such trades were purchases and were effected through the public markets.

        (d) Not Applicable.

        (e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONS WITH RESPECT TO SECURITIES OF THE ISSUER

        Not Applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        Exhibit A. Agreement of Joint Filing.

SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        GABRIEL CAPITAL, L.P.

                                        BY: /S/ J. EZRA MERKIN
                                           -----------------------------------
                                            Title:  General Partner


                                        ARIEL FUND LIMITED

                                        BY: MEESPIERSON MANAGEMENT
                                            (CAYMAN) LIMITED

                                        BY: /S/ ROGER HANSON/JOHN LYSAGHT
                                           -----------------------------------
                                             Name:  Roger Hanson/John Lysaght
                                             Title:  Directors



                                        ARIEL MANAGEMENT CORP.

                                        BY: /S/ J. EZRA MERKIN
                                           -----------------------------------
                                             Name:  J. Ezra Merkin
                                             Title:  President

                                        /S/ J. EZRA MERKIN
                                        --------------------------------------
                                        J. Ezra Merkin


Dated:  September 23, 1997

                                   SCHEDULE I

       PURCHASE (SALE) OF SHARES OF COMMON STOCK WITHIN THE LAST 60 DAYS


                                                            Number of Shares
                                   Aggregate         ------------------------------
                    Price Per        Share          Ariel                       Private
        Date          Share         Amount          Fund        Gabriel         Account
    ----------     ----------    ----------     ----------    ----------      ----------
      7/24/97        $2.1250         (7,204)          --            --         (7,204)
      7/24/97        $2.1250          7,204        4,294         2,910            --
      7/25/97        $2.0000          5,000        2,980         2,020            --
      7/28/97        $1.8750          4,000        2,384         1,616            --
      7/29/97        $1.9375          3,200        1,907         1,293            --
      8/01/97        $1.9375          8,500        5,066         3,434            --
      8/01/97        $2.0625       (100,000)     (59,600)      (40,400)            --
      8/04/97        $1.9375         26,500       15,794        10,706            --
      8/05/97        $1.9375         10,000        5,960         4,040            --
      8/19/97        $1.8125          6,500        3,874         2,626            --
      8/26/97        $1.8750       (100,000)     (59,600)      (40,400)            --
      8/27/97        $1.8750         40,000       23,840        16,160            --
      8/27/97        $1.9583         15,000        8,940         6,060            --
      8/28/97        $2.0000           (600)        (358)         (242)            --
      8/29/97        $2.0625         50,000       29,800        20,200            --
      8/29/97        $2.0625         (5,000)      (2,980)       (2,020)            --
      8/29/97        $2.1250         50,000       29,800        20,200            --
      9/03/97        $1.9375          9,000        5,364         3,636            --
      9/15/97        $2.1250         15,000        8,940         6,060            --
      9/16/97        $2.1250        175,000      104,300        70,700            --
      9/22/97        $2.1250          5,000        2,980         2,020            --
      9/22/97        $2.0000          2,000        1,192           808            --


                                 Page 10 of 11
